ALCAN

Alcan Inc.

1188 Sherbrooke Street West Montreal, Quebec H3A 3G2 Canada	Mailing Address: P.O. Box 6090 Montreal, Quebec H3C 3A7 Canada	Tel.: Fax:	(514) 848-8000 (514) 848-8115
www.alcan.com

21 April 2006

Via EDGAR

United States Securities and Exchange Commission
Office of Global Security Risk
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A.  20549-5546

Attention:  Cecilia D. Blye, Chief

Dear Ms. Blye:

SUBJECT:   Alcan Inc. Form 10-K for the fiscal year ended December 31, 2004 File No. 1-3677

We are writing in response to your letter of 29 March 2006 (the "Comment Letter"), containing comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K") of Alcan Inc. ("Alcan").

In your letter, you requested that Alcan provide additional detail with respect to the nature of contacts with Iran by certain of its subsidiaries.  To facilitate the Staff's review, this letter includes the caption and comment from the Comment Letter in bold text, and provides Alcan's response immediately thereafter.

Annual Report on Form 10-K for the Year Ended December 31, 2004.

General

We have reviewed your letter dated March 1, 2006.  Please clarify whether any of your subsidiaries' direct or indirect contacts with Iran were with the Iranian government.  Describe in reasonable detail the nature of any such contacts and the technology, products, and/or services your subsidiaries provided.  Advise us whether, to the best of your knowledge, understanding or belief, any technology, products or services your subsidiaries provided, directly or indirectly, to the Iranian government or state-controlled entities have military applications.

Staff Comment:  Please clarify whether any of your subsidiaries' direct or indirect contacts with Iran were with the Iranian government.  Describe in reasonable detail the nature of any such contacts and the technology, products, and/or services your subsidiaries provided.

Response:  With respect to the first part of the Staff's comment, Alcan's subsidiaries have had direct or indirect contacts with Iran in relation to six (6) different smelters or smelter projects.  Each of these six smelters or smelter projects includes an element of government ownership.  Government ownership in industry is the norm in this region of the world, regardless of industry.  Four (4) of these smelters or smelter projects are owned in whole or in part by subsidiaries of a holding company owned by the Iranian Ministry of Mines and Industry (the "MMI").  Another smelter project is controlled by a provincial development group, and a final project is being sponsored by the Mashad region.

Although certain subsidiaries have provided information with respect to bids or quotations, indirectly, to the smelters listed above, actual technology or products have been provided only to two (2) of these smelters, both of which are indirectly owned in part by the MMI.  In the case of one smelter, a subsidiary provided technology for the construction of an anode baking furnace and provided furnace tending assembly cranes (overhead cranes that place unbaked carbon anodes, and remove baked anodes, from the anode baking furnace at the smelter anode plant) and pot tending assembly cranes, (overhead cranes that remove metal from smelter pots and change the consumable carbon anodes that are used to smelt aluminum).  With respect to the second smelter, a subsidiary of Alcan provided pot tending assembly cranes.

To the best of Alcan's knowledge, no other entities with which Alcan's subsidiaries have had direct or indirect contact belong to, or are controlled by, the Iranian government.

Staff Comment:  Advise us whether, to the best of your knowledge, understanding or belief, any technology, products or services your subsidiaries provided, directly or indirectly, to the Iranian government or state-controlled entities have military applications.

Response:  The second part of the Staff's comment asks about the potential for military applications with respect to any of the technology, services or products provided by these subsidiaries.  To the best of Alcan's knowledge, understanding and belief, none of the technologies, products or services provided by Alcan's subsidiaries has a military application.  In each of the cases where technology, products or services have been provided by subsidiaries to smelters, they have been strictly in relation to the production of primary aluminum metal.  Aluminum is a naturally occurring element which is extracted in the form of bauxite ore and is then broken down by chemical process into alumina.  The smelting process merely breaks down the alumina into its most basic form, primary aluminum.  Primary aluminum is a readily available global commodity traded on various metal exchanges around the world, such as the London Metal Exchange.  In order for primary aluminum to be of any use in any application, including any military application, it would have to be substantially transformed from its primary form.

In providing this response, Alcan notes the following:

that it is responsible for the adequacy and accuracy of the disclosure in its filings;

that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

that Alcan may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If you have any further questions, please contact the undersigned at 514-848-8234 or Margaret Pfeiffer (202-956-7540) or Scott Miller (650-461-5620) of Sullivan & Cromwell LLP.

Sincerely,

ALCAN INC.

Pierre D. Chenard
Vice President and General Counsel, Operations

cc.	Richard Evans Michael Hanley David McAusland Roy Millington Ann Francis Glenn Rioux